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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 20 to Registration Statement No. 033-71686 of Separate Account A of Union Security Life Insurance Company of New York (formerly First Fortis Life Insurance Company), on Form N-4, of our report dated February 22, 2006, relating to the statements of assets and liabilities of Separate Account A as of December 31, 2005, and the related statements of operations and of changes in net assets for the respective stated periods then ended, and the financial highlights for the respective stated periods in the four year period then ended, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading "Experts" in such Statement of Additional Information.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
April 3, 2006